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CONSOLIDATED EDISON, INC.

Ratio of Earnings to Fixed Charges
Twelve Months Ended
(Thousands of Dollars)

	March 2002	December 2001
Earnings
Net Income for Common Stock	$669,733	$682,242
Preferred Dividends	13,593	13,593
Income Tax	426,481	442,631

Total Earnings Before Federal Income Tax	1,109,807	1,138,466
Fixed Charges*	452,635	457,554

Total Earnings Before Federal Income Tax and Fixed Charges	$1,562,442	$1,596,020

* Fixed Charges
Interest on Long-Term Debt	$359,956	$384,422
Amortization of Debt Discount, Premium and Expense	12,634	12,526
Interest on Component of Rentals	18,799	18,783
Other Interest	61,246	41,823

Total Fixed Charges	$452,635	$457,554

Ratio of Earnings to Fixed Charges	3.45	3.49

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CONSOLIDATED EDISON, INC. Ratio of Earnings to Fixed Charges Twelve Months Ended (Thousands of Dollars)